Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-160674

Pricing Term Sheet

(to Prospectus dated July 17, 2009 and

Preliminary Prospectus Supplement dated September 21, 2009)

September 22, 2009

TENET HEALTHCARE CORPORATION

7.00% Mandatory Convertible Preferred Stock

The following information supplements the Preliminary Prospectus Supplement, dated September 21, 2009, for the offering of Tenet Healthcare Corporation’s 7.00% Mandatory Convertible Preferred Stock filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-160674.

Issuer:	Tenet Healthcare Corporation (NYSE: “THC”)

Title of securities:	7.00% Mandatory Convertible Preferred Stock

Aggregate amount offered:	$300,000,000 of liquidation preference

Shares issued:	300,000

Option for underwriters to purchase additional shares of mandatory convertible preferred stock:	45,000 shares ($45,000,000 of liquidation preference)

Liquidation preference per share:	$1,000

Initial price to the public:	100% of liquidation preference ($1,000 per share)

Mandatory conversion date:	October 1, 2012

Underwriting discount:	$30.00 per share

Proceeds, before expenses, to the Issuer:	$970.00 per share

Use of Proceeds:	The Issuer estimates that the net proceeds from the mandatory convertible preferred stock offering will be approximately $290 million (or $334 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and the estimated expenses. The Issuer will use the net proceeds from the mandatory convertible preferred stock offering for repurchases of the Issuer’s outstanding 9.25% Senior Notes due 2015 and other senior notes through public or privately negotiated transactions.

Annual dividend rate:	7.00% per share of the liquidation preference

Expected annual/quarterly dividend per share:	$70.00 / $17.50

Expected amount of first dividend payment per share:	$18.67

Dividend Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 2010 and ending on October 1, 2012, the mandatory conversion date

Initial price:	$5.85

Threshold appreciation price:	$7.02, which represents an appreciation of approximately 20% over the initial price

Floor price:	$1.95

Conversion rate:

The conversion rate, which is the number of shares of the Issuer’s common stock issuable upon conversion of each share of mandatory convertible preferred stock on the mandatory conversion date, will, subject to adjustment, be as follows:

If the applicable market value of the Issuer’s common stock is greater than the threshold appreciation price, then the conversion rate will be 142.4501 shares of the Issuer’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $1,000 divided by the threshold appreciation price.

If the applicable market value of the Issuer’s common stock is less than or equal to the threshold appreciation price and greater than or equal to the initial price, then the conversion rate will be equal to $1,000 divided by the applicable market value of the Issuer’s common stock, which will be between 170.9402 shares and 142.4501 shares of the Issuer’s common stock per share of mandatory convertible preferred stock.

If the applicable market value of the Issuer’s common stock is less than the initial price, then the conversion rate will be 170.9402 shares of the Issuer’s common stock per share of mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $1,000 divided by the initial price.

Conversion at the option of the holder:	Other than during the make-whole conversion period, holders of the mandatory convertible preferred stock have the right to convert their mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date, into shares of the Issuer’s common stock at the minimum conversion rate per share of mandatory convertible preferred stock, subject to adjustment.

Make-whole conversion rate:	The following table sets forth the make-whole conversion rate per share of mandatory convertible preferred stock based on the make-whole market value and make-whole effective date for a make-whole event:

	Make-whole Effective Date
Make-whole Market Value	September 25, 2009	April 1, 2010	October 1, 2010	April 1, 2011	October 1, 2011	April 1, 2012	October 1, 2012
$1.00	170.9402	170.9402	170.9402	170.9402	170.9402	170.9402	170.9402
$2.00	160.6805	163.2539	165.7632	168.0780	169.8705	170.7029	170.9402
$3.00	153.8904	156.5609	159.5213	162.8674	166.5753	169.9555	170.9402
$4.00	148.9136	151.1307	153.6945	156.8227	160.8790	166.4118	170.9402
$5.00	145.5966	147.3060	149.2769	151.6948	154.9315	160.0170	170.9402
$5.85	143.7336	145.0897	146.6176	148.4357	150.7700	154.2553	170.9402
$7.02	142.1300	143.1390	144.2240	145.4255	146.7785	148.2266	142.4501
$8.00	141.3442	142.1622	143.0070	143.8814	144.7342	145.2454	142.4501
$10.00	140.6060	141.2079	141.7944	142.3457	142.7823	142.8482	142.4501
$15.00	140.5145	140.9452	141.3528	141.7285	142.0462	142.2720	142.4501
$20.00	140.8107	141.1716	141.5071	141.8114	142.0695	142.2712	142.4501
$30.00	141.1635	141.4347	141.6792	141.8975	142.0917	142.2717	142.4501
$50.00	141.3402	141.5443	141.7336	141.9148	142.0935	142.2717	142.4501
$75.00	141.3719	141.5589	141.7383	141.9155	142.0935	142.2717	142.4501
$100.00	141.3772	141.5607	141.7386	141.9155	142.0935	142.2717	142.4501

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If the make-whole market value is in excess of $100.00 per share (subject to anti-dilution adjustments), then the make-whole conversion rate will be the minimum conversion rate, subject to anti-dilution adjustments.

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If the make-whole market value is less than $1.00 per share (subject to anti-dilution adjustments), then the make-whole conversion rate will be the maximum conversion rate, subject to anti-dilution adjustments.

Dividend make-whole amount:	For any shares of mandatory convertible preferred stock that are converted during the make-whole conversion period, in addition to the common stock issued upon conversion, the Issuer must pay the holder an amount (the “make-whole amount”) in cash, except to the extent the Issuer elects to make all or any portion of such payment in common stock, equal to the sum of (a) all accrued, accumulated and unpaid dividends on the shares of mandatory convertible preferred stock to be converted as of the make-whole effective date, whether or not declared (including the portion of dividends for the then-current dividend period accrued through such make-whole effective date) and (b) the present value, as of such make-whole effective date, of all remaining dividend payments on the shares of mandatory convertible preferred stock to be converted through, and including, the mandatory conversion date (excluding the portion of dividends for the then-current dividend period accrued through such make-whole effective date), discounted on a quarterly basis assuming a 360-day year consisting of twelve 30-day months at an annual discount rate of 7.00%, which is equal to the annual dividend rate on the mandatory convertible preferred stock; provided that if (a) a holder converts its shares of mandatory convertible preferred stock during the period from 5:00 p.m., New York City time, on a record date for a dividend that the Issuer has declared for such dividend, to 9:00 a.m., New York City time, on the payment date for such dividend, or (b) the payment date for any dividend occurs during the make-whole conversion period, then, in each case, dividends shall be paid on the related payment date, and the make-whole amount shall be reduced by the amount of the dividends so declared or paid on the shares of mandatory convertible preferred stock converted.

Trade Date:	September 22, 2009

Settlement Date:	September 25, 2009

CUSIP/ISIN:	88033G 308 / US88033G3083

Listing:	The Issuer does not intend to list the mandatory convertible preferred stock on any securities exchange.

Common stock:	The Issuer’s shares of common stock are listed on the New York Stock Exchange under the symbol “THC.”

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526.

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